Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

JOBY AVIATION ANNOUNCES INFRASTRUCTURE PARTNERSHIP WITH

LARGEST MOBILITY HUB OPERATOR IN NORTH AMERICA

Joby Aviation (“Joby”), a California-based company developing all-electric aircraft for commercial passenger service, today announced it has partnered with REEF Technology (“REEF”) and Neighborhood Property Group (“NPG”) to develop takeoff and landing sites for its aerial ridesharing service, launching in 2024.

REEF is the country’s largest parking garage operator focused on transforming these underutilized assets into multi-use mobility hubs. REEF’s assets include more than 5,000 sites across North America and Europe and reach more than 70 percent of the American public. NPG is a real estate acquisition company affiliated with REEF for the targeted acquisition of mobility hubs across the United States.

Through the partnership, Joby gains access to an unparalleled range of rooftop locations across all key metropolitan areas in the US, as well as a mechanism to fund the acquisition and development of new skyport sites. The companies will focus initially on Los Angeles, Miami, and the New York and San Francisco Bay Area metropolitan areas.

With an aircraft that is expected to be more than 100 times quieter than a conventional helicopter, Joby sees a significant opportunity to deliver its aerial ridesharing service from downtown locations, repurposing the often dormant top level of many parking garage structures.

Parking garages are particularly well-suited to hosting skyports, as they:

•	Are typically located near popular destinations

•	Have adequate space to host customers, flight operations, and aircraft charging

•	Do not require structural reinforcement to support air taxi services

•	Provide obstruction-free approach and departure paths that minimize noise to the surrounding community

•	Are naturally suited to becoming mobility hubs, supporting seamless connectivity to micromobility, public transit, parking, and ridesharing

“This is a landmark deal on Joby’s path to building a transformational ridesharing service in our skies,” said JoeBen Bevirt, founder and CEO at Joby Aviation. “NPG and REEF have an unbeatable network of sites across the US and we’re excited to be working with them to identify sites that will become the backbone of our future service.

“Parking structures are ideal locations for us as they allow us to deliver our customers as close to their destination as possible, while minimizing any local impact and reducing the need for building new infrastructure.”

Philippe Saint-Just, co-founder of REEF, said: “With our focus on transforming urban spaces into community hubs that enable the future of mobility, aerial ridesharing is a compelling opportunity for us to decarbonize travel and make better use of structures such as parking garages.

“We’re thrilled to work with Joby to bring this transformational electric aerial mobility to life, and to help realize its potential for cities and their neighborhoods.”

Under the agreement, Joby will enjoy a period of exclusivity during which it can secure long-term rooftop leases on skyport sites within NPG and REEF’s network of parking garages.

Joby intends to offer a passenger service, accessible via an app, that offers riders a faster, emissions-free way to move distances of 5-150 miles in congested metropolitan areas at an accessible price point.

In December 2020, Joby announced the acquisition of Uber Elevate, integrating the team’s data, modeling, and insight into site selection.

As part of the deal, Uber and Joby also agreed to integrate their services into each other’s apps, helping to create a seamless customer experience where an Uber car would bring riders to a skyport just in time for their flight and, if necessary, another car would complete the journey to their final destination.

In addition to working with NPG and REEF to identify parking structure locations, Joby’s aerial ridesharing network will tap into more than 5,000 existing heliports and regional airports across the US.

In February, Joby announced it had entered into a business combination agreement with Reinvent Technology Partners, a special purpose acquisition company, which will see the combined company listed on the New York Stock Exchange. The transaction will provide Joby with approximately $1.6 billion in gross proceeds and will see the combined company valued at $6.6 billion post-money equity value.

About Joby Aviation

Joby Aviation is a California-headquartered transportation company developing an all-electric vertical takeoff and landing aircraft which it intends to operate as part of a fast, quiet, and convenient air taxi service beginning in 2024. The aircraft, which has a maximum range of 150 miles on a single charge, can transport a pilot and four passengers at speeds of up to 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 700 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com.

ABOUT REEF TECHNOLOGY

REEF’s mission is to connect the world to your block. We transform underutilized urban spaces into neighborhood hubs that connect people to locally curated goods, services, and experiences. With an ecosystem of 5,000 locations and a team of 15,000 people, REEF is the largest operator of mobility, logistics hubs, and neighborhood kitchens in the United States. Together we are leveraging the power of proximity to keep our communities moving forward in a sustainable and thoughtful way. Visit reeftechnology.com for more information.

Forward Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby

Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Contacts:

For Joby Aviation

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

press@jobyaviation.com

For Reef

Mason Harrison

209 743 9439

mason.harrison@reeftechnology.com

IMPORTANT LEGAL INFORMATION

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.